AEGIS CAPITAL CORP.

810 Seventh Avenue

11th Floor

New York, NY 10019

April 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Aldeyra Therapeutics, Inc.
Withdrawal of Acceleration Request—Registration Statement, as amended on Form S-1 (File No. 333-193204)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 8, 2014, in which we, as representative of the several underwriters of Aldeyra Therapeutics, Inc.’s proposed public offering of common stock, joined Aldeyra Therapeutics, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, April 10, 2014, at 5:00 p.m. Eastern Time. Aldeyra Therapeutics, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

AEGIS CAPITAL CORP.
As Representative of the several Underwriters

By:	/s/ Samuel Guidetti
Name:	Samuel Guidetti
Title:	Chief Compliance Officer